BAT Industries PLC



BRITISH AMERICAN
TOBACCO

82-33

02 FEB 27 AM 8:23

www.bat.com

news release



02015423

20 December 2001

DIRECTORS SHAREHOLDING

The independent trustees of the B.A.T Industries Employee Share Ownership Plan notified the Company on 19 December 2001 that it had on the same date released 328,269 British American Tobacco p.l.c. 25p ordinary shares (the "Shares") to Mr M F Broughton, a Director of British American Tobacco p.l.c, following Mr Broughton's exercise on 19 December 2001 of options granted under the B.A.T Industries Employee Share "E" Option Scheme.

The options were exercised by Mr Broughton at the following prices:

43,006 @ 278.74p
73,079 @ 318.80p
11,695 @ 345.28p
18,440 @ 271.32p
71,718 @ 344.64p
32,332 @ 348.19p
77,999 @ 375.64p

SUPPL

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Of the 328,269 Shares released to Mr Broughton, 234,715 Shares were sold on behalf of Mr Broughton at a price of 564p to meet the costs of exercise and tax liabilities. In addition, Mr Broughton transferred 34,347 Shares at nil consideration to Mrs J Broughton (a connected person).

Following these transactions, Mr Broughton has a beneficial interest in 392,438 Shares (including 162,184 Shares under the Deferred Share Bonus Scheme) and a non-beneficial interest in 47,955 Shares. This is an increase of 93,554 Shares in Mr Broughton's total holding in British American Tobacco p.l.c.

Following these transactions, the independent trustees of the B.A.T Industries Employee Share Ownership Plan hold a total of 1,596,269 Shares. The following executive directors, together with other employees, are potential beneficiaries and are therefore treated as having an interest: Mr M F Broughton, Mr U G V Herter, Mr K S Dunt and Mr P N Adams.

ENQUIRIES:

INVESTOR RELATIONS:

Ralph Edmondson 020 7845 1180

PRESS OFFICE:

David Betteridge/Scott Hailstone 020 7845 2888